Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Brickell Biotech, Inc. for the registration of up to $150,000,000 of its common stock, preferred stock, debt securities, stock purchase contracts, warrants, rights and units, and to the incorporation by reference therein of our report dated March 9, 2021, with respect to the consolidated financial statements of Brickell Biotech, Inc., included in Brickell Biotech Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Denver, Colorado
March 9, 2021